COMMENTS RECEIVED ON JANUARY 31, 2011

FROM EDWARD BARTZ

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Conservative Income Bond Fund
Fidelity Dynamic Strategies Fund

POST-EFFECTIVE AMENDMENT NO. 146

1. Fidelity Conservative Income Bond Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in U.S. dollar-denominated money market and investment-grade debt securities (those of high quality) of all types, and repurchase agreements for those securities."

C: The Staff asks that, in accordance with Rule 35d-1, we add the word "bond" before "U.S. dollar-denominated" so that it reads, "bonds consisting of U.S. dollar-denominated."

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for the fund to have a policy to invest 80% in bonds is met by its policy to invest 80% in U.S. dollar-denominated money market and investment-grade debt securities (emphasis added). In this regard, as previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Moreover, we believe that complying with the Staff's request to reword the policy in a way that defines bonds to be the types of securities currently referenced in the fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgement that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not modified disclosure.

2. Fidelity Conservative Income Bond Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

(Fund Summary Section)
"Normally investing at least 80% of assets in U.S. dollar-denominated money market and investment-grade debt securities (those of high quality) of all types, and repurchase agreements for those securities."

(Investment Details Section)
"FMR normally invests at least 80% of the fund's assets in U.S. dollar-denominated money market and investment-grade debt securities (those of high quality) of all types, and repurchase agreements for those securities. FMR also may enter into reverse repurchase agreements for the fund."

C: The Staff notes that the term "high quality" refers to the top two credit ratings and requests that we differentiate between our use of the terms "investment grade" and "high quality."

R: To address the Staff's comment we will modify disclosure as follows:

(Fund Summary Section)
"Normally investing at least 80% of assets in U.S. dollar-denominated money market and high quality investment-grade debt securities ~~(those of high quality)~~ of all types, and repurchase agreements for those securities."

(Investment Details Section)
"FMR normally invests at least 80% of the fund's assets in U.S. dollar-denominated money market and high quality investment-grade debt securities ~~(those of high quality)~~ of all types, and repurchase agreements for those securities. FMR also may enter into reverse repurchase agreements for the fund."
* * *
"Shareholder Notice

The following policy is subject to change only upon 60 days' prior notice to shareholders:

The fund normally invests at least 80% of assets in U.S. dollar-denominated money market and high quality investment-grade debt securities ~~(those of high quality)~~ of all types, and repurchase agreements for those securities."

3. Fidelity Conservative Income Bond Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Risks"

"Investing more than 25% of total assets in the financial services industries."

C: The Staff requests that we add a concentration risk to the "Fund Summary" and "Investment Details" sections since the fund will invest more than 25% of total assets in the financial services industries.

R: We direct the Staff's attention to the following disclosure:

(Fund Summary Section)
"Financial Services Exposure. Changes in government regulation and interest rates and economic downturns can have a significant negative effect on issuers in the financial services sector, including the price of their securities or their ability to meet their payment obligations."

(Investment Details Section)
"Financial Services Exposure. Financial services companies are highly dependent on the supply of short-term financing and can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad. These events can significantly affect the price of issuers' securities as well as their ability to make payments of principal or interest or otherwise meet obligations on securities or instruments for which they serve as guarantors or counterparties."

4. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

(Example from Fidelity Conservative Bond Fund)
"Fidelity Management & Research Company (FMR) is the fund's manager. Fidelity Investments Money Management, Inc. (FIMM) and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that the sub-advisers do not manage more than 30% of a fund.

R: We confirm that "other investment advisers" do not manage 30% or more of a fund's assets.

5. All funds

"Fund Summary" (prospectuses)

"Purchase and Sales of Shares"

(Example from Fidelity Conservative Bond Fund)
"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA and Keogh accounts, and Non-Fidelity Prototype Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with Item 6(a) and 6(b), and note that comments previously received by the Staff on this section were reflected in the 485(a) filing made on December 16, 2010 for the fund.

6. Fidelity Conservative Income Bond Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR may invest up to 5% of the fund's assets in lower quality investment-grade securities."

C: The Staff requests that we add a Principal Investment Risk relative to lower quality investment-grade securities.

R: Form N-1A requires that a fund disclose its principal investment risks. We believe current risk disclosure meets this requirement.

7. Fidelity Conservative Income Bond Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated. Government legislation or regulation of derivatives could affect the use of derivatives and could limit the fund's ability to pursue its investment strategies."

C: The Staff noted that since the fund discloses derivatives as a principal investment risk we should refer to the letter from Barry Miller at the SEC to the ICI regarding derivative disclosure and make changes accordingly.

R: We are familiar with Barry Miller's letter to the ICI regarding derivative disclosure and believe current derivatives-related disclosure is appropriate.

8. Fidelity Conservative Income Bond Fund

"Investment Details" (prospectuses)

"Description of Principal Security Types"

"Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, and other securities that FMR believes have debt-like characteristics, including hybrids and synthetic securities."

C: The Staff requests that term "bond" is used instead of "debt securities" because it better aligns with the fund's name.

R: We believe the use of "debt securities" is appropriate. See response #1.

9. Fidelity Conservative Income Bond Fund

"Investment Details" (prospectuses)

"Description of Principal Security Types"

"Derivatives are investments whose values are tied to an underlying asset, instrument, or index. Derivatives include futures, options, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security or index) and credit default swaps (buying or selling credit default protection).

Forward-settling securities involve a commitment to purchase or sell specific securities when issued, or at a predetermined price or yield. Payment and delivery take place after the customary settlement period."

C: The Staff noted that derivatives and forward-settling securities were not mentioned in the "Fund Summary" section and asks that they be added to "Principal Investment Strategies."

R: We believe that the disclosure under the sub-heading "Principal Investment Strategies" in the "Fund Summary" section appropriately discloses the fund's principal investment strategies. Accordingly, we have not added disclosure.

10. Fidelity Conservative Income Bond Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated. Government legislation or regulation of derivatives could affect the use of derivatives and could limit the fund's ability to pursue its investment strategies."

C: The Staff requests that Leverage Risk disclosure also be included in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added disclosure.

11. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

12. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

13. Fidelity Dynamic Strategies Fund

"Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks to maximize total return."

C: The Staff requests that we define "total return," as a definition of the term is not present in the document.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

14. Fidelity Dynamic Strategies Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization strategy of the underlying equity funds and the credit quality of the underlying fixed-income funds.

R: The fund does not have a principal investment strategy of investing in underlying funds that have a particular strategy relating to market capitalization or credit quality. Accordingly, we have not modified disclosure.

15. Fidelity Dynamic Strategies Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMRC may invest up to 25% of the fund's assets in a wholly-owned subsidiary of the fund organized under the laws of the Cayman Islands (the Subsidiary). The Subsidiary is managed by FMRC and has the same investment objective as the fund. FMRC intends to invest the Subsidiary's assets directly in commodity-related ETFs and ETNs and other commodities and commodity-linked investments."

C: The Staff raised a number of questions about the new Cayman subsidiary.

R: Similar to the subsidiaries formed for each of Fidelity's Commodity Strategy funds and Select Gold Portfolio, for Dynamic Strategies, Fidelity formed a wholly-owned subsidiary that allows income earned from certain investments linked to commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund's gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources). This structure is consistent with structures being employed by competitor funds as well as Fidelity's three Commodity Strategy funds and Select Gold Portfolio. Dynamic Strategy's subsidiary will be treated like the subsidiaries of these other Fidelity funds (including look-through compliance monitoring for 1940 Act purposes and financial statement consolidation). These topics were the subject of a prior conference call with the Staff.

16. Fidelity Dynamic Strategies Fund

"Fund Summary" (prospectuses)

"Fee Table"

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

17. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.